July 21, 2021

VIA EDGAR TRANSMISSION

Mr. Brian McAllister

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re: Liberty Oilfield Services Inc.

Form 10-K for the Year Ended December 31, 2020

File No. 001-38081

Dear Mr. McAllister:

By letter dated July 8, 2021, the staff (the “Staff”) of the Securities and Exchange Commission provided a comment on the above-referenced filing of Liberty Oilfield Services Inc. (the “Company”). This letter provides the Company’s response to the Staff’s comment. For your convenience, we have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below the comment.

Form 10-K for the Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations Comparison of Non-GAAP Financial Measures, page 30

1.

We note your disclosure under this heading that you adjust for non-recurring expenses that management does not consider in assessing ongoing performance. We further note that your reconciliation of EBITDA and Adjusted EBITDA to net income on page 31 includes adjustments for non-recurring payroll expense and severance and related costs in 2020. Please tell us how you determined payroll expense qualifies to be described as non- recurring and how each of these adjustments does not represent normal, recurring cash expenses necessary to operate your business. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance Disclosure Interpretations for guidance.

Response:

Non-recurring Payroll Expense

Non-recurring payroll expense of $2.398 million recorded in 2020 was related to a one-time payment to the Company sponsored 401(k) plan (the “Plan”) as a result of a submission under the IRS’ Voluntary Correction Program (“VCP”).

The Company has maintained the Plan since 2013. The Company has never previously submitted a VCP or made related payments. Further, effective January 1, 2020, the Company amended the Plan to address the errors subject to the VCP submission so that they would not reoccur in the future.

The Company considered the guidance of Item 10(e)(1)(ii)(B) of Regulation S-K, as well as Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and determined, based on the information summarized above, that the payroll expense for the VCP related payment was properly described as “non-recurring” as the Company concluded it was not reasonably likely that a similar charge would recur within two years and there was no similar charge that had occurred in the prior two years. This adjustment does not represent the normal, recurring cash expenses necessary to operate our business as the Company has never submitted or made payments under the VCP program before, and has amended the Plan so that the errors subject to the VCP submission will not recur in the future.

Severance and Related Costs

Severance and related costs of $10.166 million recorded in 2020 were primarily related to the reduction in our workforce in April 2020 and the commencement of furlough schedules for remaining employees in May 2020 during which the Company continued to pay health insurance and other benefits.

Following the onset of the COVID-19, the Company regrettably conducted a Company-wide reduction in force whereby its personnel count decreased by approximately 50%. At the same time, the Company also implemented a temporary furlough plan which spanned portions of May – August 2020. The Company provided multiple weeks of severance pay in conjunction with the reduction in force. During furlough periods, the Company paid the employee and employer portions of health and related benefit costs on behalf of the furloughed employees.

The Company considered the guidance of Item 10(e)(1)(ii)(B) of Regulation S-K, as well as Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, and determined, based on the information summarized above, the severance and related costs adjustment did not represent the normal, recurring cash expenses necessary to operate our business as i) the Company has never before conducted a Company-wide reduction in force and generally operates to avoid “seasonal” or recurring layoffs despite the cyclical nature of our industry, and ii) severance pay and the cost of health and related benefits for furloughed employees not working for customers are neither normal recurring cash expenses nor necessary costs to operate our business (active employees are necessary; not furloughed employees). Both of these costs were voluntarily incurred and resulted from an unprecedented decline in commercial activity in the second quarter of 2020 due to the onset of a global pandemic.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (303) 515-2800.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Michael Stock
Name:	Michael Stock
Title:	Chief Financial Officer